UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A
Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________.

Commission File No. 1-768

PROGRESS RAIL SERVICES CORPORATION 401(K) PLAN
1600 Progress Drive, Albertville, Alabama 35950
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

CATERPILLAR INC.
100 NE Adams Street, Peoria, Illinois 61629
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXPLANATORY NOTE

Due to a processing error, the Form 11-K filed on June 28, 2013 inadvertently charactered the "Group Annuity Contract" in Note 4 as a Level 2 asset. This Amendment No. 1 is being filed solely to characterize the "Group Annuity Contract" in Note 4 as a Level 3 asset and associated changes primarily in Footnotes 5 and 8 of the original filing.

Progress Rail Services Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Progress Rail Services Corporation 401(k) Plan

Index

	Page(s)
Report of Independent Registered Public Accounting Firm	
Financial Statements	

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Progress Rail Services Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Progress Rail Services Corporation 401(k) Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 28, 2013

Progress Rail Services Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

		2012		2011
Investments, at fair value				
Caterpillar Inc. stock	$	13,718,933	$	13,548,745
Mutual funds		87,151,123		61,469,584
Common collective trust		5,563,402		12,551,157
Group annuity contract		24,966,846		21,259,767
Total investments		131,400,304		108,829,253
Receivables				
Notes receivable from participants		5,789,297		5,276,436
Participant contributions receivable		410,447		322,973
Employer contributions receivable		316,657		249,061
Total receivables		6,516,401		5,848,470
Net assets available for benefits	$	137,916,705	$	114,677,723

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions		
Investment income		
Dividend and interest income	$ 3,555,660	$ 2,337,449
Net appreciation (depreciation) in fair value of investments	9,392,888	(6,739,657)
Net investment income (loss)	12,948,548	(4,402,208)
Interest income on notes receivable from participants	217,052	211,627
Contributions		
Employer contributions	8,636,919	7,252,846
Participant contributions	10,756,912	9,203,903
Rollover contributions	994,280	1,230,069
Total additions	33,553,711	13,496,237
Deductions		
Distributions paid to participants and beneficiaries	9,960,642	7,145,075
Administrative expenses	354,087	289,049
Total deductions	10,314,729	7,434,124
Net increase	23,238,982	6,062,113
Net assets available for benefits		
Beginning of year	114,677,723	108,615,610
End of year	$ 137,916,705	$ 114,677,723

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan

Notes to Financial Statements
December 31, 2012 and 2011

1. **Description of Plan**

   The following description of the Progress Rail Services Corporation 401(k) Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, refer to the Plan agreement.

   General

   The Plan was established September 1, 2002, and is a defined contribution plan covering substantially all nonunion employees of Progress Rail Services Corporation (the "Company") and its subsidiaries. The Company is a 100 percent-owned subsidiary of Caterpillar Inc. The Plan replaces the benefits provided by Electric Fuels Corporation 401(k) Plan, Chemetron Railway Products, Inc. Savings and Investment Program and United Industries Corporation Employees Savings Trust (the "Prior Plans"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Plan is administered by the Company, which is responsible for nonfinancial matters, and the Benefit Funds Committee of the Company, which is responsible for all financial aspects of the Plan. The Company and the Benefit Funds Committee have entered into a trust agreement with Reliance Trust Company (the "Trustee") and an agreement for recordkeeping and custodial services with Great West Retirement Services (the "Custodian") to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

   Contributions

   Each year, participants may contribute up to 30 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution to participant accounts in an amount equal to 100 percent of the participant's elective deferral that does not exceed six percent of the participant's eligible compensation. The Company may also make a discretionary profit sharing contribution and qualified nonelective contributions, as defined in the Plan, to participants who are actively employed at the end of the Plan year. There were no discretionary profit sharing contributions or qualified nonelective contributions made during the 2012 or 2011 plan years. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations. The amount deferred by employees cannot exceed the limits set forth by Internal Revenue Code Section 415. The maximum amount allowed for the years ended December 31, 2012 and 2011 was $17,000 and $16,500, respectively.

   Participant Accounts

   Each participant's account is credited with the participant's elective deferrals, Company matching contributions, earnings from the participant-directed investments and allocations of the Company's discretionary profit sharing and discretionary nonelective contributions. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting

   Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's discretionary profit sharing contributions and qualified nonelective contributions is based on years of service. A participant is 100 percent vested after five years of credited service.

   Payment of Benefits

   The entire vested balance of a participant's account may be distributed at the date of the participant's retirement from the Company, termination from service from the Company, death or permanent and total disability. Participants may request a hardship withdrawal of their account balance, excluding their matching contributions, in cases of financial hardship. The normal retirement age, as defined by the Plan, is the date at which participants reach the age of 65. In-service distributions are permitted from a participant's vested account balance, provided the participant has attained the age of 59 1/2.

On termination of service, benefits may be paid as a lump-sum distribution or in substantially equal installments to the participant.

Notes Receivable from Participants
Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their participant accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. A participant may not have more than one loan outstanding at a time. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through monthly payroll deductions within a specific period of time. Participant loans are reflected as Notes receivable from participants in the accompanying Statements of Net Assets Available for Benefits.

Forfeitures
Forfeitures of terminated participants' nonvested accounts were $883 and $920 at December 31, 2012 and 2011, respectively. These amounts will be used to reduce future Company matching contributions. No forfeitures were used to reduce company contributions during 2012 or 2011.

Investment Options
The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-one mutual funds, one group annuity contract, one collective trust fund and Caterpillar Inc. stock as investment options for participants.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account as of the date of termination shall immediately become nonforfeitable and fully vested.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements of the Plan have been prepared under the accrual method of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. This update was adopted in 2012 and did not have a material impact on the Plan's financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost. Administrative expenses including audit fees and legal fees are paid directly by the Company. Other administrative expenses directly incurred by the Plan include investment management fees and loan and distribution fees charged directly to the participant's accounts. These administrative expenses are presented as a deduction to net assets on the Statements of Changes in Net Assets Available for Benefits.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. **Investments**

Investments at December 31, 2012 and 2011 consist of the following:

	Fair Value	
	2012	**2011**
Caterpillar Inc. stock	$ 13,718,933	$ 13,548,745
Mutual funds	87,151,123	61,469,584
Common collective trust	5,563,402	12,551,157
Group annuity contract	24,966,846	21,259,767
	$ 131,400,304	$ 108,829,253

During 2012 and 2011, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value by $9,392,888 and ($6,739,657), respectively, as follows:

	2012	**2011**
Mutual funds	$ 7,782,878	$ (6,148,961)
Common collective trust	1,680,818	(209,223)
Caterpillar Inc. stock	(70,808)	(381,473)
Net appreciation (depreciation) in fair value of investments	$ 9,392,888	$ (6,739,657)

The fair value of individual investments that represent five percent or more of the Plan's net assets as of December 31 are as follows:

	2012	2011
Key Guaranteed Portfolio Fund	$ 24,966,846	$ 21,259,767
Thornburg International Value Fund	15,728,573	*
Caterpillar Inc. stock	13,718,933	13,548,745
PIMCO Total Return Instl Fund	12,373,416	*
MFS Value Fund - R4	10,265,217	*
Goldman Sachs Mid Cap Value Fund	7,205,067	*
Munder Mid-Cap Core Growth Y Fund	7,030,530	*
Thornburg International Value Fund R4	*	13,762,730
Blackrock Equity Index - Collective Fund	*	12,551,157
RS Partners A Fund	*	8,243,164
PIMCO Total Return Admin Fund	*	7,136,096

* Investment holdings did not meet the 5% threshold.

4. **Group Annuity Contract**

The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company ("Great-West") that invests contributions in the Key Guaranteed Portfolio Fund. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract since the contract was determined to be fully benefit-responsive. The contract is included in the financial statements at fair value which approximates contract value. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As the significant inputs, including the crediting interest rates, are provided by the issuer of the contract and are based upon factors determined by the issuer, the inputs are considered to be unobservable and, therefore, the investment is classified as a Level 3 investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $24,966,846 and $21,259,767, respectively. The crediting interest is based on a formula agreed upon with the issuer but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:
(a) amendments to the Plan document (including complete or partial Plan termination or merger with another plan),
(b) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions,
(c) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or
(d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The group annuity contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields	2012	2011
Based on actual earnings	1.45%	2.03%
Based on interest rate credited to participants	1.45%	2.03%

5.   Fair Value Measurements

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•   Level 1   Quoted prices for identical instruments in active markets.

•   Level 2   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•   Level 3   Model-derived valuations in which one or more significant inputs or significant value‐drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Investments are stated at fair value. Investments in common stock (Caterpillar Inc. stock) are valued at quoted market prices. Collective trust fund investments are stated at unit value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The collective trust fund is valued at the unit value, as reported by the custodian of the collective trust fund on each valuation date, based on the fair value of the underlying investments. The fund objective is to match the performance of the S&P 500 Index by investing in stocks that make up the index. The fund does not have any unfunded commitments. It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Plan's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

| | Fair Value Measurements as of December 31, 2012 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds				
Balanced funds	$ 6,580,498	$ —	$ —	$ 6,580,498
Growth funds	14,487,879	—	—	14,487,879
Value funds	26,091,416	—	—	26,091,416
Fixed income funds	15,838,877	—	—	15,838,877
International funds	17,692,011	—	—	17,692,011
Allocation funds	6,460,442	—	—	6,460,442
Total mutual funds	87,151,123	—	—	87,151,123
Caterpillar Inc. stock	13,718,933	—	—	13,718,933
Collective trust fund	—	5,563,402	—	5,563,402
Group annuity contract	—	—	24,966,846	24,966,846
Total investments	$ 100,870,056	$ 5,563,402	$ 24,966,846	$ 131,400,304

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

| | Fair Value Measurements as of December 31, 2011 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds				
Balanced funds	$ 10,940,994	$ —	$ —	$ 10,940,994
Growth funds	8,200,684	—	—	8,200,684
Value funds	12,239,941	—	—	12,239,941
Fixed income funds	9,306,049	—	—	9,306,049
International funds	15,777,909	—	—	15,777,909
Allocation funds	5,004,007	—	—	5,004,007
Total mutual funds	61,469,584	—	—	61,469,584
Caterpillar Inc. stock	13,548,745	—	—	13,548,745
Collective trust fund	—	12,551,157	—	12,551,157
Group annuity contract	—	—	21,259,767	21,259,767
Total investments	$ 75,018,329	$ 12,551,157	$ 21,259,767	$ 108,829,253

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2012:

Beginning balance at January 1, 2012	$	21,259,767
Investment income		345,044
Purchases		11,815,122
Sales		(8,453,087)
Ending balance at December 31, 2012	$	24,966,846

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2011:

Beginning balance at January 1, 2011	$	18,040,093
Investment income		398,983
Purchases		8,864,384
Sales		(6,043,693)
Ending balance at December 31, 2011	$	21,259,767

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	As of December 31, 2012			
Fund Name	**Fair Value**	**Unfunded Commitments**	**Redemption Requency**	**Redemption Notice Period**
Blackrock Equity Index - Collective Fund	$ 5,563,402	N/A	Daily	1-5 Days

	As of December 31, 2011			
Fund Name	**Fair Value**	**Unfunded Commitments**	**Redemption Requency**	**Redemption Notice Period**
Blackrock Equity Index - Collective Fund	$12,551,157	N/A	Daily	1-5 Days

6. **Income Tax Status**

The Plan has adopted a prototype nonstandardized profit sharing plan which received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the prototype was designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has not received a determination letter specific to the Plan itself, and the Plan has been amended from the original prototype. However, the Plan Administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2012.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7. **Related Party Transactions**

The Plan includes a group annuity contract and participant loans issued and managed by Great-West Life and Annuity Insurance Company and its subsidiaries. Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualify as party-in-interest transactions. Fees paid by the Plan to the related party for investment management services related to these investments totaled approximately $26,984 and $23,920 for the years ended December 31, 2012 and 2011, respectively.

The Plan holds an employer common stock investment which is comprised of Caterpillar Inc. common stock and cash. During the year ended December 31, 2012, the Plan purchased 50,577 shares of employer common stock for $4,648,919, disposed of 51,001 shares for $4,778,710 and received $372,214 in dividend payments. During the year ended December 31, 2011, the Plan purchased 60,692 shares of employer common stock for $5,715,100, disposed of 19,179 shares for $1,902,273 and received $213,114 in dividend payments. These transactions qualify as party-in-interest transactions.

Supplemental Schedule

Progress Rail Services Corporation 401(k) Plan

EIN 59-2740308
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Thornburg International Value Fund	Mutual Fund	$	15,728,573
	PIMCO Total Return Instl Fund	Mutual Fund	**	12,373,416
	MFS Value Fund - R4	Mutual Fund	**	10,265,217
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	**	7,205,067
	Munder Mid-Cap Core Growth Y Fund	Mutual Fund	**	7,030,530
	Invesco Van Kampen Small Cap Value I	Mutual Fund	**	6,728,597
	American Funds Growth Fund R6	Mutual Fund	**	3,247,568
	Davis NY Venture Y Fund	Mutual Fund	**	3,183,905
	Janus Adviser Forty Class I Fund	Mutual Fund	**	2,600,790
	MFS Moderate Allocation Fund	Mutual Fund	**	2,560,706
	MFS Growth Allocation Fund	Mutual Fund	**	2,515,432
	RS Partners Y Fund	Mutual Fund	**	2,128,117
	Janus Overseas Fund	Mutual Fund	**	1,963,438
	Pioneer Cullen Value Fund Y	Mutual Fund	**	1,892,535
	Great-West Loomis Sayles Bond Fund	Mutual Fund	**	1,630,707
	MFS Conservative Allocation Fund	Mutual Fund	**	1,384,304
	Stk -T Fund	Mutual Fund	**	1,268,476
	PIMCO Real Return Fund INSTL	Mutual Fund	**	929,992
	Templeton Global Bond Adv	Mutual Fund	**	904,762
	Baron Small Cap Fund	Mutual Fund	**	883,524
	Oppenheimer Developing Markets Fund Fidelity Advisor Leverage Co.	Mutual Fund	**	725,467
*	Key Guaranteed Portfolio Fund	Group Annuity Contract	**	24,966,846
	Blackrock Equity Index- Collective Fund	Collective Trust Fund	**	5,563,402
*	Caterpillar Inc.	Common Stock	**	13,718,933
		Total investments		131,400,304
*	Notes Receivable from Participants	Various maturity dates through 2017, various interest rates ranging from 4.25% and 9.25%		5,789,297
		Total assets (held at year end)	$	137,189,601

*   Represents a party-in-interest to the Plan.
**   The information in Column (d) has not been presented since investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progress Rail Services Corporation 401(k) Plan

July 1, 2013	By:	*/s/Brian K. Buttram*

Name:	Brian K. Buttram
Title:	Plan Administrator

/s/Robert E. Powell

Name:	Robert E. Powell
Title:	Vice President, Controller
	Progress Rail Services Corporation Benefit Funds Committee

EXHIBIT INDEX

Exhibit No.   **Description**

23.1   Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-170399) of Progress Rail Services Corporation of our report dated June 28, 2013 relating to the financial statements and supplement schedule of the Progress Rail Services Corporation 401(k) Plan, which appears in this Form 11-K/A.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
July 1, 2013